October 8, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tenon Medical, Inc.
Draft Registration Statement on Form S-1
Submitted August 30, 2021
CIK No. 0001560293

Dear Staff:

On behalf of Tenon, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 27, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS”) submitted on August 30, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the DRS (the “DRS/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form

S-1 Market Data, page 4

1.	We note your statement here that the industry data used throughout the prospectus "has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed." We also note your statements that "third-party projections may be overstated and should not be given undue weight," that "[you] have not independently verified any of the data from third party sources" and that "internal surveys, industry forecasts and market research [...] have not been independently verified." These statements appear to imply a disclaimer of responsibility for this information in the prospectus. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

The Company has included a statement that it is liable for the information related to market and industry data at the end of the section headed “Market Data” on page 4 of the DRS/A.

Prospectus Summary, page 4

2.	The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of the market opportunity and your commercial launch of The CATAMARAN with a discussion of your history of losses since inception and your expectation to incur losses in the future.

The Company believes that it has already provided disclosure regarding the challenges it faces and the risks and limitations of its business under “Summary Risk Factors” in the Prospectus Summary. Potential investors also have the benefit of the complete risk factors in the Risk Factor section that follows the Prospectus Summary. Further, the Company has reviewed the prospectuses for many of the most recently completed IPOs in the Medical Device and Biotechnology industry sectors for companies that had not obtained profitability and did not see in the Prospectus Summary section for those prospectuses any negative disclosure regarding those companies’ prospects other than the disclosure contained in their Summary Risk Factors section. The Company is concerned that such additional disclosure could create a false negative implication about the Company’s prospects relative to similarly situated competitors. The Company’s strong preference would be not to include additional and already summarized negative disclosure in the Prospectus Summary that is then discussed in full in Risk Factors.

The Company has, however, included in the Prospectus Summary, at the end of the summary description of its business on page 7 of the DRS/A, a cross reference to the Summary Risk Factors and Risk Factor sections of the prospectus.

The Opportunity, page 4

3.	We note your disclosure on page 70 that based on market research and internal estimates, Tenon believes the potential market for surgical intervention of the SI-Joint to be 279,000 procedures annually in the United States. Please include this disclosure, if true, in this section in order to make your market opportunity disclosure more concrete.

We have included the requested disclosure on page 4 of the DRS/A under the heading “The Opportunity”.

Commercialization, page 7

4.	We note your disclosure here and on page 73 that "[t]he CATAMARAN System is a singular implant designed with several proprietary components which allow for the “One and Done” feature of the implant." Please expand your disclosure to describe in greater detail the "One and Done" feature and to explain why this is a differentiating feature of the implant.

The Company has expanded the disclosure related to its “One and Done” feature and explained why it is a differentiating feature on page 7 of the DRS/A.

Common stock to be outstanding after the offering, page 13

5.	We note your disclosure in footnote 2. Please revise this footnote to:
•	clarify when SpineSource, Inc's entitlement to maintain a 3% ownership interest in the company on a fully diluted basis ends;
•	indicate the number of shares of common stock issuable upon the conversion of any outstanding shares of your Series A Preferred Stock, we note in this regard your disclosure on page II-2 that the company issued 2,550,763 shares of Series A Preferred Stock to an accredited investor;
•	tell us why the number of outstanding shares to be outstanding after the offering does not include the 491,222 shares of your common stock that may be issued prior to the closing of this offering as a result of the conversion of your Series B Preferred Stock or revise your disclosure as appropriate;
•	indicate that this number excludes the shares issuable under your equity incentive plan, including the shares issuable under the one-time option grant to Steven Foster to maintain his ownership position at 4% of the fully diluted outstanding equity of the company; and
•	indicate that this number excludes the shares that would be issuable upon exercise of the underwriters' warrants and from any other source of dilution to investors in this offering including those indicated on page 51.

With respect to the number of shares of the Company’s common stock to be outstanding after the offering the Company has (i) specified that the antidilution protection provided to SpineSource ends on the closing date of the initial public offering; (ii) deleted the reference to 2,550,763 shares of Series A Preferred Stock as these shares have not been issued; (iii) the Company has not included the 491,222 shares of the Company’s common stock underlying the Series B Preferred Stock because even though there is an automatic conversion feature, it is only triggered if the offering price of this initial public offering is at least $6.00 and the gross offering proceeds are at least $25 million (we will include these shares in the post-offering outstanding amount in the prospectus if and when the pricing information included therein meets these conditions); (iv) indicated in the footnote that the number of shares excludes the shares issuable under the Company’s equity incentive plan, including shares underlying the one-time grant to the Company’s CEO, Steven Foster; and (v) indicated the number of shares excludes the number of shares issuable upon the exercise of the underwriters’ warrants and options granted outside of the Company’s equity incentive plan, which are all the other sources of dilution to investors in this offering, including those described on page 51 of the DRS.

Risk Factors

The results of our future clinical trials may not support our product candidate claims or may result in the discovery of adverse side effect, page 37

6.	We note your reference here to your "anticipated clinical trials." We also note your disclosure in your Use of Proceeds on page 50 stating that you intend to use the net proceeds of this offering to, among other things, initiate clinical studies. To the extent that you have anticipated clinical trials that are material to your business, please describe these trials and their status of development in your Business section including providing the number of participants, the primary and secondary endpoints and any statistical analysis that will be done.

The Company has included the requested disclosure in “Summary of the Prospectus—Commercialization” on page 7 of the DRS/A and in “Business—Research & Development” on page 78 of the DRS/A.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us, page 46

7.	We note that you have identified certain material weaknesses in your internal control over financial reporting. Please expand your disclosure to explain in further detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. Please also revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. Also, expand your discussion of the remedial steps being taken by management to describe the remediation plan, including the estimated time period to execute your remediation plan.

The Company has revised the above referenced risk factor to expand its disclosure as requested on page 46 of the DRS/A.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum, page 48

8.	We note your disclosure here does not appear to be consistent with your disclosure on page 99. For example, your disclosure on page 99 indicates that your certificate of incorporation provides that the exclusive forum provision does not apply to claims arising under federal securities laws. Your disclosure here, however, indicates that the Court of Chancery of the State of Delaware shall be the exclusive forum for any action, including any derivative action. In addition to correcting your disclosure for this apparent inconsistency, please clearly disclose whether your exclusive forum provision will apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Your Amended and Restated Certificate of Incorporation, which is currently exhibit 3.1, does not appear to clearly state the exclusive forum provision as described in your disclosure. Please ensure that your disclosure on the exclusive forum provision and the provision in your governing document are in alignment.

The Company has included a statement in the above reference risk factor that prior to the effectiveness of the registration statement, the Company will amend its Amended and Restated Certificate of Incorporation to include a statement that the exclusive jurisdiction provision does not apply to claims under federal securities laws.

9.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

The Company has included disclosure in the exclusive forum risk factor regarding the risk of increased costs to stockholders resulting from the exclusive forum provision.

Use of Proceeds, page 50

10.	Please revise this section to provide more specific detail regarding the use of the funds to be allocated to initiating clinical studies as well as to the development, sales and marketing of your technology, including reference to the specific technologies or products for which you intend to initiate clinical studies and to how far into clinical studies as well as how far into the development, sales and marketing of your technology the proceeds will enable you to reach, as applicable.

The Company has revised the disclosure under “Use of Proceeds” to provide more specific disclosure as requested by the Staff.

11.	We note your disclosure in the third and fourth paragraphs on page 61 regarding the notes that will be due upon the earlier of a capital increase or December 31, 2021. If your public offering will trigger the payment of these notes, please tell us whether it would be appropriate to include the payment of these notes as a use of proceeds from your offering, including the disclosures required by Instruction 4 to Item 504 of Regulation S-K.

The Company has deleted the third paragraph on page 61 of the DRS because it was duplicative of the fourth paragraph and inaccurate. The Company has clarified fourth paragraph to clarify that the note was issued by the Company’s subsidiary and is convertible into the subsidiary’s securities.

Capitalization, page 52

12.	We note your capitalization table is not mathematically accurate with respect to total capitalization. Please revise. Cash should also not be included as a component of your capitalization. Please also explain to us how you considered whether the pro forma capitalization should reflect the contingency related to the contingent beneficial conversion feature of the convertible promissory notes disclosed in Note 4 on pages F-13 and F-32. We reference the guidance in ASC 470-20-35-1.

The Company has revised the disclosure in the DRS/A to exclude cash from “Total capitalization” in the table in the “Capitalization.” section of the DRS/A

13.	Please reconcile your disclosure in clause (ii) of the second bullet point of this section to reconcile your disclosure regarding the conversion of all outstanding shares of your convertible preferred stock into 2,290,127 shares of common stock in connection with the closing of this offering, with your disclosure elsewhere that the Series B preferred stock is convertible into 491,222 shares of common stock.

The Company has revised the disclosure in the second and third bullet points to accurately reflect the issuance of common stock on a pro forma and pro forma as adjusted basis. As it cannot yet be determined whether or not there will be an automatic conversion of the Series B Preferred Stock, we have deleted the reference to convertible preferred stock from the pro forma bullet point.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Significant Judgments, and Use of Estimates Determining Fair Value of Stock Options, page 64

14.	Please revise to disclose the material assumptions used in the income approach and market approach to estimate your enterprise value, the assumptions used in the Option Pricing and Probability Weighted Expected Return methods, and the discount for lack of marketability. Please also disclose the weighting of each of the methodologies.

The Company has significantly revised its disclosure under “Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies— Significant Judgments, and Use of Estimates Determining Fair Value of Stock Option.” The Company valuations were calculated using a four step process that can be summarized as follows: (i) determination of enterprise value of the Company through either the income or market approach; (ii) determine the Company’s equity value by making adjustments to the Company’s cash and debt; (iii) allocate the Company’s equity value to the Company’s various equity securities through the Option Pricing Model (“OPM”) or a hybrid of OPM and Probability Weighted Expected Return Method and (iv) application of a discount for lack of marketability. The Company discloses the types of assumptions made and the discount for lack of mobility for each valuation. Only one methodology was used for each component part of a valuation and thus there was no weighting among methodologies.

15.	Once you have an estimated offering price or range, please explain the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company will provide an explanation once an estimated offering price range has been established.

Business, page 67

16.	Please include disclosure in the Business section to include the material terms of the master services agreement with Phoenix DeVentures, Inc. We refer to your disclosure on page II-8 where you indicate this agreement will be filed as exhibit 10.18, but did not note any further references in the prospectus.

The master services agreement with Phoenix DeVentures has been terminated and the Company has removed all references to it from the Registration Statement.

Sales and Marketing, page 76

17.	We note your disclosure in a risk factor on page that "[you] have entered into a consulting agreement with a surgeon, that is also a customer" and that "[you] anticipate entering into additional agreements with surgeons who use [y]our product as [you] launch [y]our product." You also state that "[you] also may enter into co-marketing arrangements with surgeons who use [y]our product." We further note your disclosure on page 72 that you currently sell The CATAMARAN System to a limited number of "surgeon advisors" to develop the product for a commercial launch. Please expand your discussion of your sales and marketing efforts here to explain how these agreements with surgeons are part of these efforts and to expand upon the nature of these agreements. To the extent you are substantially dependent on any such agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K. We also note your disclosure on page 9 that you appointed SpineSource as your exclusive sales representative for marketing, sales, and support for The CATAMARAM System in the United States and Puerto Rico. Please clarify whether these consulting agreements or co- market arrangements conflict with your exclusive agreement with SpineSource.

The Company has revised the above referenced risk factor to more accurately describe its surgeon agreements on page 32 of the DRS/A. There is currently no surgeon agreement nor do we expect any single surgeon agreement to be material to Tenon’s business. These agreements are not in conflict with the SpineSource agreement in fact Exhibit E of this agreement requires Tenon to pay all the costs of surgeon consulting fees for training.

Intellectual Property, page 78

18.	We note your disclosure of your issued and pending patents. Please revise to disclose for each material patent and patent application the specific technology to which such patent or patent applications relate, the type of patent protection and the expiration dates.

The Company has revised the disclosure as requested by the Staff.

Manufacturing and Supply, page 83

19.	Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

The Company has revised its disclosure under “Business—Manufacturing and Supply” on page 83 of the DRS/A to emphasise that it does not manufacture its product and its contract manufacturers source and purchase all raw materials used in the manufacturing process.

Management, page 84

20.	We note your disclosure that Frank Fischer, Ivan Howard and Rob Weigle have agreed to be directors prior to the closing of your offering. Please file the consent of these director nominees to be named in your registration statement as an exhibit. Refer to Securities Act Rule 438. Please also provide the disclosures required by Item 401 and Item 403(b) of Regulation S-K for each of these director nominees.

The Company has included the requested disclosure for each nominee director and has filed with the DRS/A each of their agreements to serve on the Company’s board of directors.

Board Compensation, page 91

21.	Please file the consulting agreement with Mr. Richard Ferrari as an exhibit. Refer to Item 601(b)(10)(ii) of Regulation S-K.

The Company has filed Mr. Ferrari’s Consulting Agreement as requested.

Principal Stockholders, page 91

22.	Please ensure that you have identified the natural persons who are the beneficial owners of the shares held by each entity identified in your table.

In each case where an entity is identified as the beneficial owner of the Company’s voting securities in the beneficial ownership table, the Company has identified the natural person who have control over the voting and disposition rights with respect to the shares of our common stock held by such entity.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes to provide the Staff with copies of all written communications as defined in rule 405 under the Securities Act that are presented to investors by us or on our behalf.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP